

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Branden Jones
Chief Executive Officer
Genesis Electronics Group, Inc.
26 South Rio Grande Street #2072
Salt Lake City, UT 84101

> **Re: Genesis Electronics Group, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed on January 19, 2023**
> **File No. 024-12106**

Dear Branden Jones:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2023 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to comment 1 and reissue in part. We note the addition of a new risk factor on page 4 and we also note the risk factor is focused on trading price. Please revise the risk factor to discuss the other negative risks related to the company's history of being a delinquent filer (i.e. lack of information related to the company, financial information, etc.)

Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan